FINANCIAL TIMES

February 19, 2016 2:56 pm

Time to buy gold? Here's how investors can bag some bling

By Henry Sanderson

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Gold

EFT gold holdings (million troy ounce) ——

First gold-backed ETF listed in Australia

WORLD GOLD COUNCIL

The GLD gold-backed ETF, backed by the World Gold Council, starts trading on the New York Stock Exchange and amasses $1bn in assets in only three days

The GLD ETF briefly becomes the world's biggest ETF, overtaking the SPDR S&P ETF

$ per troy ounce ——

Gold hits a record high of $1,921 a troy ounce, amid fears over the eurozone debt crisis

Sources: Bloomberg; Thomson Reuters Datastream

What does this chart show?

That Gold ETFs are back in fashion with investors. After three years of outflows, gold-backed exchange traded funds (ETFs) reported record daily inflows this year as gold prices have rallied over 15 per cent amid wider market turmoil.

A total of 154 tonnes of gold has been bought by investors,

worth more than $6bn at current prices, according to Bloomberg data. More money has flowed into gold-backed ETFs than flowed out last year, according to their figures.

I'm tempted to follow this fashion. What options are out there?

The world's largest gold ETF is the SPDR Gold Shares, or GLD as it is known, which has an expense ratio of 0.4 per cent.

When it launched in 2004, it raised $1bn in three days, a record performance for a newly launched ETF. In August 2011, it briefly became the largest ETF in the world, as gold rose close to a historic peak. It currently has $28bn in assets in the fund.

But a cheaper option is the iShares Gold Trust, which has an expense ratio of 0.25 per cent for annual fees.

Alternatively, if you're still bearish about the precious metal, you can try the ProShares UltraShort Gold (GLL), which seeks to provide (before fees and expenses) returns that are two times the inverse (-2x) of the daily performance of gold. It has an expense ratio of 0.95 per cent.

But which one to choose?

That depends on your paranoia about the location of your gold, as well as your confidence in the global financial system.

Shares in GLD represent ownership of units in a trust, which holds the gold, and is not an investment directly in gold itself. GLD also stores its gold in vaults run by HSBC in London.

That is not good enough for some gold lovers. James Rickards, who predicts in a new book, *The New Case for Gold*, that gold will experience a "super-spike" in price as the financial system collapses, recommends storing gold in non-bank vaults in Switzerland as well as some closer to home, "to provide back-up if Switzerland becomes unreachable."

"The problem is that the time you most want your gold will be the time when social conditions are unravelling most rapidly," Mr Rickards writes. "If you live in the United States, how will you get to Switzerland to pick up your gold? My wealthy friends say they will use their private jets, but that overlooks the fact that you cannot fuel a jet when the power grid is out and the gas pumps don't work."

He recommends the Physical Gold Fund. It buys gold straight from Swiss refiners and stores the gold in non-bank vaults.

For ETFs, the Physical Swiss Gold Shares ETF (SGOL) stores gold in Switzerland for those worried about the collapse of the financial system in London. The Sprott Gold Trust (PHYS) and Van Eck Merk Gold Trust (OUNZ) also allow physical delivery of gold.

What about gold miners?

For gold miners, the most popular ETF is the Market Vectors Gold Miners ETF (GDX), which has risen 38 per cent year-to-date. It has an expense ratio of 0.53 per cent. The iShares MSCI Global Gold Miner is another option.

But gold mining shares do not track the price of gold as well as gold-backed ETFs and can be more volatile. There is also company-specific risk to consider.

What's the smart money doing?

Not very much it seems. Some well-known investors seem to have missed out on gold's recent rally. John Paulson, well known for his bet on gold, cut its stake in the SPDR Gold Trust by 37 per cent in the fourth quarter, according to filings with the Secuities and Exchange Commission.

Similarly, Soros Fund Management, the firm of investor George Soros, cut its stakes in the Market Vectors Gold Miners ETF in the third quarter, according to SEC filings. Its stake was valued at $13.5m as of the end of June.

What if you don't want to buy an ETF?

If you crave physical gold you might like to buy gold bars from sites such as BullionVault or Gold Money. A new store set up by Sharps Pixley close to the Ritz hotel also allows customers to walk in and buy gold bars.

In the UK, gold coins such as British Sovereigns or Britannias also are tax free investments. Josh Saul, who runs the Pure Gold Company next to the Bank of England, said he'd had "numerous clients" switch their entire ISAs directly into gold coins this week.

Before you do that though, beware: gold may have been around a long time, but it's still very volatile.

RELATED TOPICS Gold, Central Banks, European banks

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